EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE
REPORTS FIRST QUARTER 2012 RESULTS

Craft Brew reports net sales increase of 19 percent for the first quarter of 2012;
Gross profit growth of 27 percent for the quarter

Portland, Ore. (May 10, 2012) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, reported net sales of $38.5 million and net income of $0.7 million for the first quarter ended March 31, 2012 as compared with net sales of $32.3 million and break-even net income a year ago. We reported $0.04 earnings per share on a fully diluted basis for the quarter as compared with no earnings or loss per share for the same quarter last year.

Significant financial highlights for the quarter ended March 31, 2012 include:

•	Net sales increased $6.2 million, or 19 percent, to $38.5 million compared with the same quarter of 2011
•	Non-contract shipment growth of 10% and depletion growth of 8% for the quarter
•	Gross profit percentage increased 184 basis points
•	Capital expenditures were $1.8 million as we continue to make strategic investments in systems and infrastructure

“The first quarter of 2012 continued to demonstrate the success of our investments in our innovative portfolio of beers and our marketing and sales capabilities, as top-line growth was ahead of expectations. We remain dedicated to being true to our customers through delivery of the most diverse portfolio of high quality craft beers and brands in the industry, which provide unique beer experiences for multiple occasions,” said Terry Michaelson, CBA’s CEO. “We are committed to delivering long-term profit growth for our shareholders by continuing to invest in the underlying strengths of our brands and strategy. We are encouraged by our first quarter results and look forward to building on that success for the full year.”

Operating Results

Net sales for the quarter ended March 31, 2012 were $38.5 million, an increase of $6.2 million, or 19 percent, from net sales of $32.3 million for the same quarter of 2011. A combination of factors drove the increase, including increased shipments to wholesalers, a decrease in master distributor fees, price increases for our beers sold to wholesalers and an increase in revenues earned from our pubs.

Total shipments for the quarter ended March 31, 2012 were 169,900 barrels, an increase of 22,000 barrels, or 15 percent, from 147,900 barrels for the same quarter of 2011, primarily reflecting the increase in shipments to wholesalers and growth in our contract brewing business. Shipment growth excluding contract shipments was 10 percent.

Craft Brew Alliance Reports First Quarter Results for 2012

Cost of sales as a percentage of net sales improved 184 basis points for the quarter ended March 31, 2012, reflecting operating leverage on increased volumes, decreased distributor fees and an increased selling price for our beers. These favorable factors were partially offset by increased transportation costs in the first quarter of 2012 as compared with the same period of 2011.

Selling, general and administrative (“SG&A”) expense of $10.4 million for the first quarter of 2012 increased $1.1 million, or 12 percent, from $9.3 million for the same period of 2011. This increase reflects our investment in selling and marketing initiatives that have led to sales and profit growth, partially offset by lower professional fees. We expect that the rate of increase in SG&A spending for 2012 will not be as high as in 2011.

“The CBA team executed our brewing, sales and marketing initiatives well during the quarter, generating significant sales growth. We saw net income improve to $0.7 million for the quarter from break-even in the same period last year while we continue to reinvest our increased gross profits in growth strategies for our brands,” said Mark Moreland, CBA’s CFO. “We remain cautiously optimistic about our top and bottom line growth for 2012 and believe that the overall health of our business and our strategic marketing and sales spend will continue to drive increased value of CBA.”

Cash Flow and Liquidity

Cash provided by operating activities was $4.6 million for the quarter ended March 31, 2012 compared with $1.5 million for the same period of 2011. The $3.1 million increase was primarily due to improved operating results and improved working capital. Capital expenditures for the quarters ended March 31, 2012 and 2011 were $1.8 million and $2.0 million, respectively. Capital expenditures in both periods included projects designed to increase our capacity and improve efficiency.

Financial Outlook

We remain confident that our targeted investments into our brands, marketing and sales resources, in conjunction with our innovative, high-quality craft brewing capabilities, will support continued volume and revenue growth while generating improved bottom line results.

We continue to anticipate results for the full year 2012 as follows:

•	Depletion growth in the high single digit percentage to low double digit range reflecting both continued strength of our brands and continued growth of the craft category.
•	Sales growth of approximately 10% to 12%.
•	Gross margin rate approximately 100 basis points lower than 2011, reflecting pressure from grain prices and assuming that fuel prices remain relatively consistent with recent levels.
•	SG&A expense ranging from $42 to $44 million, reflecting continued investment into sales and marketing initiatives.
•	Diluted earnings per share in the range of $0.20 to $0.25.
•	Capital expenditures of approximately $8.5 to $9.5 million, continuing our investments in capacity and efficiency improvements, and quality initiatives.

Craft Brew Alliance Reports First Quarter Results for 2012

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including, depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2011. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA was joined by Kona Brewing Company in 2010. When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981, and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Ted Lane	Edwin Smith
LANE PR	Craft Brew Alliance, Inc.
(212) 302-5948	(503) 972-7884
Ted@lanepr.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended March 31,
	2012	2011

Sales	$41,612	$34,960
Less excise taxes	3,113	2,663
Net sales	38,499	32,297
Cost of sales	26,792	23,069
Gross profit	11,707	9,228
as percentage of net sales	30.4%	28.6%
Selling, general and administrative expenses	10,373	9,289
Operating income (loss)	1,334	(61)
Interest expense	(166)	(282)
Income from equity investments, interest and other, net	5	369
Income before income taxes	1,173	26
Income tax provision	475	10
Net income	$698	$16
Earnings per share:
Basic and diluted earnings per share	$0.04	$—
Weighted average shares outstanding:
Basic	18,845	18,819
Diluted	18,911	18,927

Total shipments (in barrels):
Core Brands	153,300	139,600
Contract Brewing	16,600	8,300
Total shipments	169,900	147,900

Depletion growth rate (over the same period from the prior year)	8%	7%

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2012	2011

Current assets:
Cash	$3,485	$95
Accounts receivable, net	11,009	10,356
Inventories	12,485	10,138
Deferred income tax asset, net	935	894
Other current assets and income tax receivables	3,116	3,626
Total current assets	31,030	25,109
Property, equipment and leasehold improvements, net	101,021	98,817
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,845	23,475
Total assets	$162,813	$160,318

Current liabilities:
Accounts payable	$14,597	$16,233
Accrued salaries, wages and payroll taxes	3,997	3,533
Refundable deposits	7,575	6,183
Other accrued expenses	980	1,201
Current portion of long-term debt and capital lease obligations	611	2,087
Total current liabilities	27,760	29,237
Long-term debt and capital lease obligations, net	12,999	25,499
Other long-term liabilities	16,679	11,274
Total common shareholders' equity	105,375	94,308
Total liabilities and common shareholders' equity	$162,813	$160,318

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2012	2011
Cash Flows From Operating Activities:
Net income	$698	$16
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,845	1,820
Income from equity investments	—	(356)
Deferred income taxes	411	(24)
Other, including stock-based compensation	(113)	84
Changes in operating assets and liabilities:
Accounts receivable	2,317	158
Inventories	(2,737)	(1,696)
Other current assets	(300)	(392)
Accounts payable and other accrued expenses	3,147	2,230
Accrued salaries, wages and payroll taxes	(527)	(520)
Refundable deposits	(134)	133
Net cash provided by operating activities	4,607	1,453
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(1,798)	(2,015)
Proceeds from sale of property, equipment and leasehold improvements and other	29	5
Net cash used in investing activities	(1,769)	(2,010)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(148)	(825)
Net borrowings under revolving line of credit	—	1,300
Issuance of common stock	—	13
Net cash provided by (used in) financing activities	(148)	488
Increase (decrease) in cash	2,690	(69)
Cash, beginning of period	795	164
Cash, end of period	$3,485	$95

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2012	2011

Net income	$698	$16
Interest expense	166	282
Income tax provision	475	10
Depreciation expense	1,781	1,730
Amortization expense	64	90
Stock-based compensation	134	38
Adjusted EBITDA	$3,318	$2,166

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management and because it is frequently used by the investment community to evaluate companies with substantial financial leverage.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.